Exhibit 99.23

UNDERTAKING REGARDING FEES

April 6, 2010

By SEDAR

British Columbia Securities Commission P.O. Box 10142, Pacific Centre 5th Floor, 701 West Georgia Street Vancouver, B.C. V7Y 1L2
Alberta Securities Commission 4th Floor – 300 -5th Avenue, S.W. Calgary, Alberta T2P 3C4

Dear Sirs/Mesdames:

Re:

Final Short Form Prospectus of Rare Element Resources Ltd. (the “Company”)

Relating to an Offering of up to 2,250,000 Units

We refer to the Company’s final short form prospectus (the “Prospectus”) dated April 6, 2010 relating to the distribution of the above-noted securities of the Company.

We hereby undertake to provide to each of the British Columbia Securities Commission and the Alberta Securities Commission a breakdown of sales of the above-noted securities in each of British Columbia and Alberta, respectively and to pay additional prescribed fees which may become payable in respect thereof, within thirty (30) days after completion of the distribution under the Prospectus.

Yours truly,

RARE ELEMENT RESOURCES LTD.

“Mark T. Brown”

Mark T. Brown

Chief Financial Officer